21

MD&A

22	OUR BUSINESS
24	STRATEGY AND OBJECTIVES
25	OPERATING RESULTS
30	SUMMARY OF QUARTERLY RESULTS
31	FINANCIAL CONDITION
32	LIQUIDITY AND CAPITAL RESOURCES

35	CRITICAL ACCOUNTING ESTIMATES
36	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS
37	RELATED PARTY TRANSACTIONS
37	DISCLOSURE CONTROLS

38	INTERNAL CONTROL OVER FINANCIAL REPORTING
38	RISKS AND UNCERTAINTIES
42	RECONCILIATION AND DEFINITION OF NON-GAAP MEASURES
44	FORWARD-LOOKING STATEMENTS

GILDAN 2007 ANNUAL REPORT

“WE CONTINUE TO HAVE SIGNIFICANT UNUSED DEBT FINANCING CAPACITY AND FINANCING FLEXIBILITY TO INVEST IN CAPITAL EXPENDITURES FOR FURTHER CAPACITY EXPANSION... AS WELL AS TO PURSUE OTHER POTENTIAL ACQUISITION OPPORTUNITIES.”

Laurence G. Sellyn
Executive Vice-President,
Chief Financial and Administrative Officer

GILDAN 2007 ANNUAL REPORT

MD&A

This Management’s discussion and analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the years ended September 30, 2007 and October 1, 2006, compared to the preceding years. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated December 14, 2007. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Financial Measures” on page 25 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2007 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 44.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. As part of our growth strategy to sell our products into the mass-market retail channel in North America, in 2006, we expanded our product-line to include socks and underwear. We are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Our Products

We specialize in marketing and large-scale manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. We sell our products to wholesale distributors under the Gildan brand. Consumers ultimately purchase the Company’s products in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity.

In the retail channel, we have complemented our activewear product-line with a variety of styles of socks and men’s and boys’ underwear. We sell these products to mass-market and regional retailers in North America under the Gildan brand and under various retailer private label programs.

Our Manufacturing and Distribution Facilities

Textile and Sock Manufacturing

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. In addition, during 2007, we commenced production at our new state-of-the-art integrated sock manufacturing facility and at our new integrated textile facility for the production of activewear, both in Rio Nance, Honduras. We expect to ramp up our sock and activewear facilities to full capacity by the third quarter of fiscal 2008. In August 2007, we announced plans for a second sock facility to support our projected continuing growth in sales, which is expected to be constructed and ramped up over twenty-four months. In addition, we are also evaluating the timing and geographical location for future textile capacity expansion, to support our ongoing growth initiatives in the U.S. mass-market retail and international markets.

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We also have established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear in Bella Vista, Dominican Republic, which began commercial operations in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras.

Our land and infrastructure in Central America and the Caribbean Basin can accommodate further capacity expansion on the same sites.

During the fourth quarter of the 2007 fiscal year, we closed our remaining textile facilities in Montreal, Canada, and our cutting facility in Bombay, New York. In addition, we closed our two sewing facilities in Mexico in March 2007, which had been supplied with fabric from our Canadian textile operations. As a result, all of our manufacturing for T-shirts, fleece, sport shirts and underwear has been consolidated into our vertically-integrated manufacturing hubs in Central America and the Caribbean Basin, where we have invested and continue to invest in major capacity expansion projects, as described above.

In addition to our integrated sock manufacturing facility located in our Central America manufacturing hub, we have a U.S. sock manufacturing facility in Hillsville, Virginia. Shortly after the end of our 2007 fiscal year, on October 15, 2007, we completed the acquisition of all of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a large U.S. supplier of basic family socks to U.S. mass-market retailers, with sock manufacturing facilities in Fort Payne, Alabama.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sewing

Our sewing facilities are located in Central America and the Caribbean Basin. We also utilize third-party contractors, primarily in Haiti, to complement our vertically-integrated production.

Distribution

We distribute our products for the wholesale imprinted sports-wear market in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. We also operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama dedicated to servicing the mass-market retail channel. We are also developing facilities to enhance our ability to provide direct shipments from our Central American and Caribbean Basin manufacturing hubs.

Corporate Head Office and Employees

Our corporate head office is located in Montreal, Canada and as of the end of this fiscal year we employed more than 15,000 full-time employees worldwide.

Market Overview

Our target market for activewear, socks and underwear is characterized by low fashion risk compared to many other apparel markets, since our products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic family apparel for the wholesale and retail channels, such as the Hanes, Fruit of the Loom, and Jerzees brands. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors, which do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition. In particular, the U.S. sock industry is subject to global competition, including significant imports from Asia.

We believe that growth for activewear products has been driven by several market trends such as the following:

•	continued use of activewear for event merchandising (such as concerts, festivals, etc.);

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	the growing use of activewear for uniform applications;

•	the growing use of activewear for corporate promotions;

•	continued increase in use of activewear products for travel and tourism;

•	an increased emphasis on physical fitness; and

•	a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, will continue to be key drivers of success in both the wholesale and retail channels.

GILDAN 2007 ANNUAL REPORT

MD&A

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers. This concentration is not unusual in the mass-market retail channel.

The continued consolidation of the number of suppliers by retailers looking for the convenience of a full-line supplier of a product category for the entire family could create growth opportunities for our products.

STRATEGY AND OBJECTIVES

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan’s success in building a consumer brand in the retail channel.

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

•	investing in modern, automated equipment and facilities;

•

increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

•	focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We intend to continue to expand capacity through the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates.

Our growth strategy comprises the following four initiatives:

1.

Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories

During fiscal 2007, we further increased our leading market share position in the U.S. wholesale distributor network in the T-shirt and sport shirt categories as reported in the S.T.A.R.S. Report produced by ACNielsen Market Decisions. In addition, we gained significant share in the fleece category, also reaching the leading market share position in this category in fiscal 2007. We believe we will continue to increase market share in this channel due to our competitive strengths and the addition of low cost production capacity.

2.

Leverage our successful business model to penetrate the mass-market retail channel and develop Gildan as a consumer brand

We plan to continue to sell the same basic undecorated activewear apparel products into the retail channel, as well as our new products, socks and underwear, which leverage our existing core competencies, successful business model and competitive strengths. Our goal is to continue to provide a value proposition, combining quality, service and competitive pricing. We intend to follow the same pricing strategy as in the wholesale market, by using our cost efficiencies to offer lower selling prices. Our main competitors in the retail channel for basic family apparel products are essentially the same as in the wholesale channel.

In 2006, we continued with our initial entry into the retail channel, concentrating at that time on regional retailers which we were able to service well with the production capacity that we had available. Our acquisition of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby) in July 2006 provided us with enhanced distribution to major U.S. mass-market retailers. This allowed us to achieve our first national branded program for men’s and boys’ socks with a U.S. national retailer, for which shipments began in March 2007. In June 2007, we began shipments of a major private label sock program to a second U.S. mass-market retailer. On October 15, 2007, we completed the acquisition of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market retailers. We expect that the acquisition of Prewett will further strengthen Gildan’s positioning as a full-product supplier of socks, activewear and underwear for the retail channel. As we ramp up our major capacity expansion projects in Central America, we are increasingly better positioned to service large replenishment programs for major mass-market customers.

3.

Pursue international growth opportunities

We expect to pursue further market penetration within our existing wholesale markets in Europe, Mexico and Australia, in addition to pursuing further international market expansion opportunities. During fiscal 2007, we achieved significant unit volume growth in Europe and other international markets. We continue to see opportunities for growth in Europe, as additional production capacity comes on stream from the ramp up of our major capacity expansion projects in Central America and as we expand our product-lines for the European market. In Mexico, we continued to expand our presence in the wholesale imprinted sportswear market and now service several distributors. In fiscal 2007, we began to sell our products through a distributor in Japan, which services the wholesale channel and is also selling Gildan branded underwear and activewear products in the retail channel. In addition, we established a distributor in China to position Gildan to service both the imprinted and retail markets.

GILDAN 2007 ANNUAL REPORT

MD&A

4.	Reinvest free cash flow to pursue selective complementary acquisitions

We will seek opportunities to reinvest our free cash flow in organic capacity expansion and evaluate further selective acquisitions, which could complement our organic strategic growth opportunities in the U.S. retail market and in international markets. We will seek opportunities where we believe we can lever our core competencies and which position us in markets, which offer the potential for superior economic returns.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the “Risks and Uncertainties” section of this MD&A beginning on page 38.

OPERATING RESULTS

SELECTED ANNUAL INFORMATION

(in $ millions, except per share amounts)

	2007	2006	2005

Sales	964.4	773.2	653.9
Cost of sales	655.3	521.1	450.6

Gross profit	309.1	252.1	203.3
Selling, general and administrative expenses	110.9	84.4	73.8
Restructuring and other charges	28.0	20.4	11.8

	170.2	147.3	117.7
Depreciation and amortization	38.8	32.4	25.6
Interest, net	4.9	3.1	4.6
Non-controlling interest in income of consolidated joint venture	1.3	0.2	0.1

Earnings before income taxes	125.2	111.6	87.4
Income tax (recovery) expense	(4.8)	4.8	1.4

Net earnings	130.0	106.8	86.0

Basic EPS(1)	1.08	0.89	0.72
Diluted EPS(1)	1.07	0.88	0.72

Total assets	874.5	723.3	597.5
Total long-term liabilities(2)	87.5	47.1	64.1

Certain minor rounding variances exist between the financial statements and this summary.

(1)	All earnings per share data reflect the effect of the stock splits as described on page 35.

(2)	Includes long-term debt, future income taxes and non-controlling interest in consolidated joint venture.

Operating results for the year ended September 30, 2007, compared to the year ended October 1, 2006

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

We refer the reader to page 42 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

Business Acquisitions

Effective July 6, 2006, we acquired 100% of the common shares of Kentucky Derby, a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20.4 million, including transaction costs, was paid in cash except for approximately $0.5 million, which was settled through the issuance of common shares of Gildan. We accounted for this acquisition using the purchase method and the results of Kentucky Derby were consolidated with those of Gildan from the date of acquisition. Accordingly, our results of operations for fiscal 2007 include a full year of operations from Kentucky Derby and those for 2006 include the results of operations for one quarter from the date of acquisition. Please refer to Note 3 to the Consolidated Financial Statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Subsequent to the end of fiscal 2007, on October 15, 2007, the Company acquired 100% of the capital stock of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The Company paid $125 million on closing, and also placed $10 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under the Company’s revolving long-term credit facility. The Company has not yet finalized the allocation of the purchase price for this acquisition. The results of operations of Prewett will be included in the Company’s fiscal 2008 results, from the date of acquisition.

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MD&A

Sales

Sales for fiscal 2007 reached $964.4 million, up 24.7% from $773.2 million in fiscal 2006. The increase in sales was due to an increase of $108.2 million of sock sales for the year and an increase of 11.3% in unit sales volumes for our activewear products, combined with the impact of a higher-valued activewear product-mix, partially offset by an approximate 1.6% decline in activewear unit selling prices compared to last year. Fiscal 2007 included sock sales of $138.2 million pursuant to the acquisition of Kentucky Derby. This compared to the inclusion of only one fiscal quarter of sock sales in fiscal 2006, totalling $30.0 million.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The following table summarizes the S.T.A.R.S. data for the nine months ended September 30, 2007:

	Nine months ended September 30, 2007 vs. 2006		Nine months ended September 30,

			2007	2006

	Unit Growth		Market Share Gildan
	Gildan	Industry

All Products	14.8%	1.8%	47.8%	42.6%
T-shirts	13.9%	2.0%	48.5%	43.7%
Fleece	52.4%	6.3%	43.7%	30.8%
Sport shirts	4.7%	(4.5)%	35.1%	32.2%

The increase in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. Growth in overall industry shipments from U.S. distributors to screenprinters for the nine months ended September 30, 2007 was 1.8%. In the T-shirt category, sales volumes of Gildan T-shirts by U.S. distributors to screenprinters grew by 13.9% for the nine months ended September 30, 2007, and our leading share in this category increased to 48.5%. Unit volume growth of Gildan fleece products from U.S. distributors to screenprinters totaled 52.4%, significantly exceeding that of the industry and positioning Gildan as the market share leader in this category with a share of 43.7%. We increased our leading brand position in sport shirts by achieving a 35.1% market share, and sales volumes of Gildan sport shirts from U.S. distributors to screenprinters grew by 4.7%, compared with an overall decline of 4.5% for the industry.

U.S. INDUSTRY GROWTH

 (based on unit sales (%))

We also maintained a leading market share position in Canada and experienced strong growth momentum in international markets. In particular, unit shipments for activewear in Europe increased 28.3% in fiscal 2007 compared to the same period last year. We continued to expand our distributor network in the wholesale distributor market in Mexico.

In March of this year, we began shipment of our first branded program for men’s and boys’ socks to a national retailer and in June we began shipment of a major private label sock program to a large national retailer.

Gross Profit

Gross profit is the result of our sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, sourcing costs and transportation costs incurred until the receipt of finished goods at our distribution facilities, but excludes depreciation expense. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfers of finished goods, and customs and duties. Our reporting of gross margins may not be comparable to this metric as reported by other companies, since some entities include depreciation expense and distribution costs in cost of sales, whereas we report these items in depreciation and amortization and in selling, general and administrative expenses, respectively.

GROSS MARGINS

(%)

Gross profit for fiscal 2007 was $309.1 million, or 32.1% of sales, compared to $252.1 million, or 32.6% of sales during fiscal 2006. Higher gross margins for activewear were offset by the impact of lower margins from the sale of socks, which do not yet reflect the cost synergies from the optimization of our sock manufacturing operations. During fiscal 2007, our major new branded and

GILDAN 2007 ANNUAL REPORT

MD&A

private label retail sock programs were priced based on the expected ramped-up cost structure for our new Honduran sock facility. However, a large proportion of socks for these programs was supplied from our higher-cost U.S. sock manufacturing facilities, which were closed in August 2007, as well as high-cost outside contractors. We expect to achieve improvement in gross margins for our sock product-line as we complete the ramp-up of our new sock manufacturing facility in Honduras during fiscal 2008. Excluding the impact of sock sales, gross margins for fiscal 2007 increased to 35.0%, compared to 33.2% in fiscal 2006. The improvement in gross margins was due primarily to manufacturing efficiencies as we continued to reduce our overall manufacturing costs, largely as a result of the ramp-up of the Dominican Republic textile facility and the rationalization of our Canadian textile manufacturing which was announced in September 2006. This improvement was partially offset by higher cotton costs compared to the low point in cotton prices in the first half of fiscal 2006 and the non-recurrence of a $1.1 million reversal of a litigation reserve which positively impacted gross margins in the second quarter of fiscal 2006.

Selling, General and Administrative Expenses

Our selling, general and administrative (SG&A) expenses include costs incurred subsequent to the receipt of finished goods at our distribution facilities, excluding depreciation expense and costs of inter-warehouse transfers of finished goods. The principal components of our SG&A expenses include warehousing and handling costs, the cost of shipping goods to customers, selling and administrative personnel costs, advertising and marketing expenses, leased facilities and equipment costs, professional fees, and other general and administrative expenses.

SG&A

 (percentage of sales (%))

SG&A expenses were $111.0 million, or 11.5% of sales during fiscal 2007, compared to $84.4 million, or 10.9% of sales during fiscal 2006. The increase in SG&A expenses was due to the impact of the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006, higher distribution costs, and increased administration and information technology costs to support our continuing growth.

Restructuring and Other Charges

The following table summarizes the components of restructuring and other charges for the years ended September 30, 2007, October 1, 2006 and October 2, 2005:

(in $ millions)
	2007	2006	2005

Accelerated depreciation (a)	3.5	–	–
Net gain on disposal of assets held for sale (b)	(1.5)	–	–
Asset impairment loss and write-down of property, plant and equipment (a) (c)	3.6	15.1	6.8
Severance (a) (c)	13.6	2.1	3.7
Charge to comply with employment contract (d)	–	1.5	1.1
Other (a) (e)	8.8	1.7	0.2

	28.0	20.4	11.8

Certain minor rounding variances exist between the financial statements and this summary.

(a)

In September 2006, we announced a restructuring of our Canadian manufacturing operations, involving the closure of our textile manufacturing facility in Valleyfield, Quebec and the downsizing of our Montreal, Quebec knitting facility, to take effect in December 2006. In fiscal 2006, we recorded severance charges of $2.1 million and other exit costs of $1.7 million relating to this restructuring. In addition, in September 2006, we recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced our estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $3.5 million for fiscal 2007, was classified as accelerated depreciation and included in restructuring and other charges. We do not expect any further amounts to be incurred relating to accelerated depreciation in fiscal 2008.

(b)

During the fourth quarter of fiscal 2006, we announced the relocation and consolidation of our U.S. retail distribution centres and the closure of our Canadian distribution centre in Montreal, Quebec, effective October 2006. We also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. As at September 30, 2007, assets held for sale include land, building and equipment at these locations. We ceased recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. During fiscal 2007, we sold some of the assets related to these facilities and recorded a gain of $1.5 million.

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(c)

On March 27, 2007, we announced plans to close our two remaining textile facilities in Montreal, Quebec and our cutting facility in Bombay, New York, in the fourth quarter of fiscal 2007. In addition, we closed two sewing facilities in Mexico in March 2007, which had been supplied with fabric from Gildan’s Canadian textile operations. In fiscal 2007, we recorded severance costs of $13.6 million, primarily relating to these plant closures. As at September 30, 2007, assets held for sale include land, building and equipment at these locations.

Concurrent with the restructuring of the Canadian textile operations, we also announced plans to relocate our corporate office, which is currently located in the same facility as was our Montreal knitting operations, into leased premises in the Montreal area. In March 2007, we recorded a $3.6 million asset impairment loss relating to our corporate head office facility.

During fiscal 2005, we closed our two Canadian yarn-spinning facilities, and relocated a major portion of our yarn-spinning equipment to a North Carolina spinning facility operated by CanAm. The components of the charge primarily included a writedown to fair value of the fixed assets not transferred to CanAm of $6.8 million and employee severance of $3.7 million. The fixed assets not transferred to CanAm were classified as held for sale at their estimated fair values. Proceeds from these assets of $4.1 million and $5.0 million were received in fiscal 2005 and in fiscal 2006, respectively. Severance costs were paid in full in fiscal 2005.

We do not expect any further severance charges to be incurred relating to these closures in fiscal 2008.

(d)

During fiscal 2004, we expensed $4.6 million representing management’s best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company’s financial and operating performance to fiscal 2009. This resulted in charges of $1.5 million in fiscal 2006 and $1.1 million in fiscal 2005. Most of the payments under this contract are payable in Canadian dollars. No charges were incurred in fiscal 2007 relating to this employment contract.

(e)

Other costs relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. Other costs also include temporary incremental duties as a result of the closure of our Mexican sewing facilities. We expect to incur additional carrying costs relating to the assets held for sale, which will be accounted for as restructuring and other charges as incurred during fiscal 2008, until all assets related to the closures are disposed of.

Depreciation and Interest Expenses

Depreciation and amortization expense of $38.8 million in fiscal 2007 increased $6.4 million compared to $32.4 million in fiscal 2006. The increase in depreciation expense in fiscal 2007 was due to continuing capital expenditures for organic capacity expansion.

Net interest expense amounted to $4.9 million during fiscal 2007, up $1.8 million from $3.1 million in fiscal 2006. The increase in net interest expense resulted from lower investment income and higher borrowings during fiscal 2007, mainly due to the use of funds for the acquisition of Kentucky Derby and higher capital expenditure spending during the year.

Income Taxes

The Company recorded an income tax recovery of $4.8 million compared to an income tax expense of $4.8 million in fiscal 2006. The income tax recovery included the recognition of previously unrecognized tax benefits in the amount of $7.6 million relating to a prior taxation year, which became statute-barred during fiscal 2007. In addition, in the fourth quarter of fiscal 2007, we determined that the criteria for recognition of future tax assets in Kentucky Derby were met and we recorded an income tax recovery of $3.1 million relating to the current year’s operating loss of Kentucky Derby. Excluding the impact of these income tax recoveries, as well as the impact of restructuring and other charges as discussed on page 27, the effective income tax rate for the year ended September 30, 2007 was 3.8%, consistent with a 3.9% effective income tax rate for fiscal 2006.

Net Earnings

Net earnings and earnings per share on a diluted basis (EPS) were $130.0 million and $1.07, respectively, for fiscal 2007 compared to net earnings of $106.8 million, or $0.88 per share on a diluted basis in fiscal 2006. Net earnings included restructuring and other charges of $27.3 million after tax, or $0.22 per share, in fiscal 2007 and $20.0 million after-tax, or $0.17 per share, in fiscal 2006. Excluding the impact of these restructuring and other charges, adjusted net earnings of $157.3 million, or $1.29 per share on a diluted basis, for fiscal 2007 reflected increases of 24.1% and 22.9%, respectively, compared to adjusted net earnings of $126.8 million, or $1.05 per share on a diluted basis in fiscal 2006. The increase in adjusted net earnings and adjusted diluted EPS resulted mainly from favourable manufacturing efficiencies, growth in activewear unit sales volumes and a higher-valued product mix for our activewear products, partially offset by lower unit selling prices for activewear, higher cotton costs, increased SG&A, depreciation and interest expenses, and a $0.03 per share dilutive impact for the year arising from the Kentucky Derby acquisition. In addition, net earnings for fiscal 2007 were positively affected by income tax recoveries in the third and fourth quarters totaling approximately $0.06 per share.

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NET EARNINGS(1)

(in $ millions)

DILUTED EPS(1)

(in $)

(1)	Adjusted net earnings and adjusted diluted EPS are before impact of restructuring and other charges. See page 42.

Operating Results for the year ended October 1, 2006, compared to the year ended October 2, 2005

Sales

Sales for fiscal 2006 reached $773.2 million, up 18.2% from $653.9 million in fiscal 2005. The increase in sales was due mainly to a 14.5% increase in unit sales volumes for our activewear products, combined with the impact of a higher-valued product-mix, partially offset by a decline in activewear unit selling prices compared to the prior year. In addition, sales in the fourth quarter of fiscal 2006 included $30.0 million from the acquisition of Kentucky Derby, which was effective July 6, 2006. Excluding the acquisition of Kentucky Derby, sales were up 13.7%. The increase in unit sales volumes was due to continuing market share penetration, primarily in the T-shirt and fleece categories in the U.S. distributor channel and growth in overall industry unit shipments from U.S. distributors to screenprinters.

We maintained a leading market share position in Canada and continued to expand our international business. In Europe, our unit sales increased 9.3% over fiscal 2005, and, in the fourth quarter of fiscal 2006, we added three major new distributors in the U.K. During fiscal 2006, we introduced our products in the wholesale distributor market in Mexico and continued to expand our distributor network in this market.

Gross Profit

Gross profit for fiscal 2006 was $252.1 million, or 32.6% of sales, compared to $203.3 million, or 31.1% of sales during fiscal 2005. The gross margin improvement in fiscal 2006 was due primarily to manufacturing efficiencies, lower cotton costs, and a favourable product-mix. In addition, the margin improvement reflected the impact of a reversal of a prior year reserve of $1.1 million for litigation related to cotton purchase contracts in fiscal 2001, which was resolved in Gildan’s favour in the second quarter of fiscal 2006. The positive variances in gross margin in fiscal 2006 were partly offset by the impacts of lower net selling prices, higher energy and transportation costs, and from the mix impact of the higher proportion of the lower margin sock sales following the acquisition of Kentucky Derby.

Selling, General and Administrative Expenses

SG&A expenses were $84.4 million, or 10.9% of sales in fiscal 2006, compared to $73.8 million, or 11.3% of sales in fiscal 2005. The increase in SG&A expenses in fiscal 2006 stemmed primarily from higher volume-driven distribution costs, professional fees for the compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002, and the impact of the stronger Canadian dollar, combined with the cost of ongoing organizational development to support our growth strategy. In addition, SG&A expenses included the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006, which accounted for $4.4 million of the year-over-year increase. The increase in SG&A expenses was partially offset by an adjustment to the reserve for doubtful accounts in the second quarter of fiscal 2006.

Depreciation and Interest Expenses

Depreciation and amortization expense increased to $32.4 million in fiscal 2006, compared to $25.6 million in fiscal 2005. The increase in depreciation expense in fiscal 2006 was due to a higher capital asset base resulting from continued capital spending to support capacity expansion, in particular the Dominican Republic facility.

Net interest expense amounted to $3.1 million during fiscal 2006, down from $4.6 million in fiscal 2005. The decrease in net interest expense resulted from higher investment income and the reduction in overall debt, following the scheduled principal repayments made on the Company’s Senior Notes. The increase in investment income was due to higher average cash balances during fiscal 2006 combined with higher interest rate returns compared to fiscal 2005.

Income Taxes

Income tax expense for the year ended October 1, 2006, was $4.8 million, up $3.4 million from $1.4 million in fiscal 2005. The income tax expense for fiscal 2006 and fiscal 2005 included an income tax recovery of $0.4 million and $3.9 million, respectively, related to restructuring and other charges. Excluding the impact of restructuring and other charges in both years, the income tax provision for the year ended October 1, 2006 was $5.2 million, resulting in an effective income tax rate of 3.9%, compared to an income tax provision of $5.3 million in fiscal 2005, reflecting an effective income tax rate of 5.3%. The decline in the effective income tax rate was mainly due to a higher proportion of our total sales being derived from our international operations and sourced from our textile facilities outside of North America.

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MD&A

Net Earnings

Net earnings for fiscal 2006 were $106.8 million, or $0.88 per share on a diluted basis, up respectively 24.2% and 22.2% compared to net earnings of $86.0 million, or $0.72 per share on a diluted basis in fiscal 2005. Net earnings for fiscal 2006 included restructuring and other charges of $20.0 million after tax, or $0.17 per share. Net earnings for fiscal 2005 included restructuring and other charges of $7.9 million after tax, or $0.06 per share. Excluding the impact of these restructuring and other charges, adjusted net earnings of $126.8 million, or $1.05 per share on a diluted basis in fiscal 2006, increased 35.0% and 34.0%, respectively, compared to adjusted net earnings of $93.9 million, or $0.78 per share in fiscal 2005. The increase in adjusted net earnings and adjusted diluted EPS resulted mainly from the continued strong growth in unit sales volumes and higher gross margins, which more than offset increases in SG&A and depreciation expenses.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. During the year, we operate our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

Fourth Quarter Results

Sales in the fourth quarter amounted to $254.9 million, up 8.4% from $235.2 million in the fourth quarter of last year. The increase in sales revenues was due to an 8.9% increase in unit sales volumes for activewear and a 15.7% increase in unit sales volumes for socks, partially offset by a 1.4% reduction in unit selling prices for activewear compared to last year. The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel and a 2.4% increase in overall industry shipments from U.S. distributors to screenprinters for the quarter ended September 30, 2007. Growth in Gildan’s activewear sales in international markets in the fourth quarter continued to be strong. Unit shipments in Europe increased by 20.9% compared with the fourth quarter of fiscal 2006.

Gross margins in the fourth quarter of fiscal 2007 were 32.2%, compared with 30.6% in the fourth quarter of fiscal 2006. Higher gross margins for activewear were partially offset by lower gross margins for socks. The increase in gross margins for activewear compared to last year was primarily due to further manufacturing efficiencies, partially offset by lower selling prices and higher cotton costs. The lower gross margins for socks, compared to the fourth quarter of last year, reflected the consumption of high-cost inventories from outside contractors which were used to support major new retail programs during the transition of manufacturing to Gildan’s new sock factory in Honduras. Virtually all of the basic men’s and boys’ products for these sock programs, as well as certain basic mass-market programs supplied by Prewett, are now being manufactured at Gildan’s new sock facility in Honduras.

(in $ millions, except per share amounts)

	2007				2006

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	254.9	291.6	232.1	185.8	235.2	233.9	183.8	120.3
Net earnings	40.9	52.4	21.1	15.6	16.8	42.8	31.0	16.2

Basic EPS	0.34	0.44	0.18	0.13	0.14	0.36	0.26	0.14
Diluted EPS	0.34	0.43	0.17	0.13	0.14	0.35	0.26	0.13

GILDAN 2007 ANNUAL REPORT

MD&A

SG&A expenses in the fourth quarter were $27.9 million, or 10.9% of sales, compared to $23.6 million, or 10.1% of sales, in the fourth quarter of last year. The increase in SG&A expenses was primarily due to higher distribution costs and increased administration and information technology costs to support our continuing growth.

Depreciation and amortization expenses amounted to $10.3 million for the fourth quarter of fiscal 2007, up $1.2 million from the same period last year mainly due to our continuing investments in capacity expansion.

We recorded a tax recovery of $4.6 million in the fourth quarter which included the recognition of an income tax benefit of $3.1 million relating to the fiscal 2007 full year operating loss incurred by Kentucky Derby. The tax benefit of operating losses may be recognized if there is sufficient assurance that losses will be utilized against expected future profits within the permitted time-frame. We also recognized tax benefits in the amount of $1.9 million relating to a prior taxation year, which became statute-barred during fiscal 2007.

We achieved fourth quarter net earnings of $40.9 million and diluted EPS of $0.34, after recording a restructuring charge in the quarter of $4.9 million after-tax or $0.04 per share, which was primarily related to the previously announced restructuring of our Canadian, Mexican and U.S. manufacturing facilities. Before reflecting the restructuring charge, adjusted net earnings and adjusted diluted EPS for the fourth quarter of fiscal 2007 amounted to $45.8 million or $0.38, up respectively 24.5% and 26.7% from adjusted net earnings of $36.8 million and adjusted diluted EPS of $0.30 in the fourth quarter of fiscal 2006. The growth in EPS compared to last year was due to higher gross margins for activewear, continuing growth in activewear unit sales volumes and the impact of income tax recoveries, partially offset by lower activewear selling prices, higher raw material costs and higher selling, general and administrative and depreciation expenses. The impact of the Kentucky Derby acquisition was $0.01 accretive to EPS in the fourth quarter, as the negative impact of consuming higher-cost inventories manufactured by external contractors was more than offset by the favourable impact of recognizing the tax benefit of Kentucky Derby losses for the full fiscal year.

FINANCIAL CONDITION

Accounts receivable of $206.1 million, as at September 30, 2007, reflected an increase of $40.2 million from accounts receivable of $165.9 million at the end of fiscal 2006. The increase was primarily due to an 8.4% increase in sales in the fourth quarter over the prior year and an increase in days sales outstanding in our trade receivables. The increase in days sales outstanding in our trade receivables resulted mainly from the increased proportion of fleece sales, which traditionally reflect extended payment terms in the late spring and summer months, in line with industry practice.

ACCOUNTS RECEIVABLE AND INVENTORY VS. SALES TRENDS

 (in $ millions)

Inventories were $240.0 million at the end of fiscal 2007, representing an increase of $39.3 million from $200.7 million at the end of fiscal 2006. Higher inventories reflected our objective to maintain service levels to customers in both our wholesale and retail channels during the relocation of our manufacturing operations from Canada, U.S and Mexico to lower cost facilities in Central America and the Caribbean Basin. In addition, activewear inventories at the end of fiscal 2007 reflected new product lines and further geographical expansion.

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $377.6 million at the end of fiscal 2007, up $74.9 million from last year. This increase was primarily due to net capital expenditures of $134.3 million, mainly for capacity expansion projects in Honduras, partially offset by depreciation and asset impairment losses of $43.9 million.

GILDAN 2007 ANNUAL REPORT

MD&A

Intangible assets amounted to $2.0 million as at September 30, 2007 compared to $9.5 million at the end of fiscal 2006. Intangible assets represented the unamortized value of customer contracts and customer relationships included in the purchase price for Kentucky Derby in fiscal 2006. The decline in intangible assets was primarily due to a $7.3 million drawdown related to the recognition of the income tax benefit for pre-acquisition tax losses of Kentucky Derby. In the fourth quarter of fiscal 2007, we concluded that the benefit of these tax losses would likely be realized. Under Canadian GAAP, the recognition of income tax benefits from tax losses of an acquired company relating to taxation years prior to the acquisition date must first be applied to reduce the value of any intangible assets recognized at time of acquisition.

Total assets were $874.5 million on September 30, 2007, compared to $723.3 million at the end of the previous year. Working capital was $342.5 million compared to $261.0 million on October 1, 2006. The current ratio at the end of fiscal 2007 was 3.8 compared to 2.8 at the end of fiscal 2006.

PROPERTY, PLANT AND EQUIPMENT ASSETS BY GEOGRAPHY

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from operating activities in fiscal 2007 were $91.2 million, compared to $94.7 million for the previous year. This amount represents cash flows from operating earnings less amounts required to finance increases in accounts receivable and inventories. The net decline was mainly due to lower accounts payable and accrued liabilities. The decrease in accounts payable and accrued liabilities resulted primarily from the lower use of activewear outside-contractors and increased usage of Asian sock contractors which require shorter payment terms, as well as the payment of severance costs in fiscal 2007 related to restructuring activities announced in fiscal 2006. These factors offset the impact of higher cash operating earnings.

Cash flows used in investing activities were $134.7 million in fiscal 2007, compared to cash outflows of $96.1 million in fiscal 2006 that included $19.9 million related to the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006. The increase in cash used in investing activities was mainly due to higher net capital expenditures. Net capital expenditures for fiscal 2007 were $134.3 million, up $54.1 million from fiscal 2006. The increase related to higher capital spending for our major textile and sock manufacturing expansion projects in Honduras, our new U.S. retail distribution centre, capital investments in our information technology systems and the expansion of our sewing capacity. The major capital investment projects for fiscal 2006 included the textile facility in the Dominican Republic, as well as the sock manufacturing facility and the textile facility for the production of activewear in Honduras.

We had negative free cash flow(1) of $43.5 million in fiscal 2007 compared to free cash flow of $18.5 million in fiscal 2006, mainly as a result of higher capital expenditures and working capital requirements, which more than offset higher cash operating earnings.

Cash flows from financing activities in fiscal 2007 amounted to $23.6 million, compared to cash outflows of $39.4 million in fiscal 2006. The difference was primarily the result of a $49.0 million drawdown on our credit facilities to support the acceleration of our capacity expansion plans and increased working capital requirements, and a lower reduction of bank indebtedness in fiscal 2007. During fiscal 2007, we repaid $23.2 million of long-term debt consisting of the final $17.5 million principal repayment of our Senior Notes and long-term debt repayments of our joint venture and our subsidiary Kentucky Derby. In addition, we repaid $3.5 million of bank indebtedness related to our joint venture. During fiscal 2006, the $23.9 million decrease in long-term debt included a $17.5 million principal repayment on our Senior Notes and a $4.0 million repayment of Kentucky Derby long-term debt. In addition, after acquiring Kentucky Derby, we repaid $17.3 million of its bank indebtedness in the fourth quarter of fiscal 2006.

We ended fiscal 2007 with cash and cash equivalents of $9.3 million compared to $29.0 million at the end of fiscal 2006. Total indebtedness as at September 30, 2007 amounted to $59.7 million compared to $37.3 million at the end of fiscal 2006. The $22.3 million year-over-year increase in total indebtedness was mainly as a result of the increase in long-term debt from the use of our long-term credit facility, partly offset by the final principal repayment of $17.5 million on our Senior Notes, which was made on May 31, 2007 and the repayment of our joint venture’s bank indebtedness. As at the end of fiscal 2007, we had drawn $49.0 million from our revolving long-term credit facility.

(1)	Cash flows from operating activities, including net changes in non-cash working capital balances, less cash from investing activities excluding business acquisitions. See pages 42-43.

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MD&A

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and business acquisitions. In fiscal 2007, we used our revolving long-term credit facility, in addition to our cash flow from operations, to finance capital expenditures due to the acceleration of our major capacity expansion projects in Honduras.

At the end of fiscal 2007, $49.0 million was drawn on our long-term credit facility. No amounts were drawn under this facility as at October 1, 2006. On October 30, 2007, we increased our long-term credit facility to $400 million, on an unsecured basis, which matures in June 2012. We believe our cash flow from operating activities together with our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2008 to fund our anticipated working capital and capital expenditure requirements. Furthermore, we continue to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion in excess of our current plans, as well as to pursue other potential acquisition opportunities.

On October 15, 2007, we paid $125 million on closing of the Prewett acquisition and also placed $10 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility.

In order to be able to support our opportunities for continuing sales growth, we are continuing to invest in capacity expansion in Central America. For fiscal 2008, we are now projecting capital expenditures of approximately $140 million compared to our previous projection of $155 million announced in August 2007. The reduction in projected capital spending for fiscal 2008 is due to delays in the timing of a major energy cost reduction project in Honduras combined with below budget spending for the new activewear facility currently being ramped up to full capacity in Honduras. The projected capital investments for fiscal 2008 primarily include the expenditures to complete the ramp-up of the activewear and sock facilities in Honduras, the energy and chemical cost reduction projects, which we announced in May 2007, investments in our information technology systems and the construction of a second sock facility to be completed over twenty-four months.

In order to maximize flexibility to finance our ongoing growth and expansion and to be able to take advantage of additional new opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

Off-Balance Sheet Arrangements

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 13 to our Consolidated Financial Statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform its contractual obligations. As at September 30, 2007, the maximum potential liability under these guarantees was $13.6 million, of which $5.5 million was for surety bonds and $8.1 million was for corporate guarantees and standby letters of credit.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar).

A forward foreign exchange contract represents an obligation to buy or sell foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. We reduce this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions. Our exposure to foreign currency fluctuations is described in more detail in the “Risks and Uncertainties” section of this MD&A.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

GILDAN 2007 ANNUAL REPORT

MD&A

(in thousands)	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2007
Buy contracts:
Foreign exchange contracts		€4,425	1.3390 to 1.4222	October 2007 to December 2007	$6,025

Sell contracts:
Foreign exchange contracts		€13,980	1.3410 to 1.3899	October 2007 to October 2008	$19,096
		£10,801	1.9640 to 2.0331	October 2007 to October 2008	21,501
	CA$	3,800	0.9945	October 2007	3,821

2006
Buy contracts:
Foreign exchange contracts		€9,756	1.2056 to 1.2696	October 2006 to June 2007	$11,934
	CA$	6,250	0.8961	October 2006	5,600

For fiscal 2007 and 2006, net earnings included recognized gains relating to derivative financial instruments of $1.9 million and $4.6 million, respectively, which primarily related to hedging activities as discussed above.

The table above summarizes our commitments to buy and sell foreign currencies as at September 30, 2007 and October 1, 2006.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at September 30, 2007:

PAYMENTS DUE BY PERIOD

(in $ millions)

	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Long-term debt	59.7	3.7	5.2	50.8	–
Operating leases	49.0	6.9	13.1	9.9	19.1
Purchase obligations	132.1	131.9	0.2	–	–
Other obligations	50.4	50.4	–	–	–

Total Contractual Obligations	291.2	192.9	18.5	60.7	19.1

We expect that cash flow from our operating earnings, together with our year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2008.

Settlement of Contingent Liability

In November 2002, one of our Mexican subsidiaries (Gildan Mexico) received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican taxation authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. We received legal opinions that the tax assessment was without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada.

In April 2007, a new law, which was passed by the Mexican Congress in December 2006, was formally enacted. The provisions of this law allowed Gildan Mexico to apply for the forgiveness of all of the interest and penalties and a substantial amount of the principal related to this tax assessment. In May 2007, Gildan Mexico filed an application requesting that the provisions of the new law be applied to its outstanding tax assessment. The Mexican taxation authorities accepted the application in May 2007 and Gildan Mexico settled the assessment with a payment of $0.4 million during the third quarter of fiscal 2007. We had previously recorded a charge for this amount, which was reflected in selling, general and administrative expenses in the second quarter of fiscal 2007. Gildan Mexico has been released from all previously tax-assessed amounts by the Mexican taxation authorities.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

GILDAN 2007 ANNUAL REPORT

MD&A

As at November 30, 2007, there were 120,426,127 common shares issued and outstanding along with 975,539 stock options and 924,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Stock Split

On May 2, 2007, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Company’s shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange (TSX), and on May 28, 2007 on the New York Stock Exchange (NYSE), in accordance with the respective requirements of these exchanges.

On May 4, 2005, our Board of Directors declared a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 20, 2005. The common shares commenced trading on a post-split basis on May 18, 2005 on the TSX, and on June 1, 2005 on the NYSE.

All share and per share data in this MD&A are stated after the above-noted stock splits.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2 to our audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the following accounting estimates are most significant to assist in understanding and evaluating our financial results.

Sales Promotional Programs

At the time of sale, estimates are made for customer price discounts and rebates based upon existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience and other known factors, and exclude sales taxes. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Trade Accounts Receivable

Trade accounts receivable consist of amounts due from our normal business activities. Our extension of credit and our determination of the allowance for doubtful accounts involve judgment and are based on an evaluation of each customer’s financial condition and payment history. We regularly monitor our credit risk exposure to our customers and take steps to mitigate the risk of loss.

If the financial condition of our customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. On the other hand, if our ultimate recovery on the accounts we have reserved or written off exceeds our estimates, we may decrease our reserves.

Property, plant and equipment

Our property, plant and equipment are stated at cost less accumulated depreciation, including asset impairment losses. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

On a regular basis, we review the estimated useful lives of our property, plant and equipment. Assessing the reasonableness of the estimated useful lives of property, plant and equipment requires judgment and is based on currently available information. We also review our property, plant and equipment for potential impairment whenever events and changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses are recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. In estimating future cash flows, the Company uses its best estimates based on internal plans, which incorporate management’s judgments as to the remaining service potential of the property, plant and equipment. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives and future cash flows differing significantly from our estimates. Revisions to the estimated useful lives of property, plant and equipment or future cash flows constitute a change in accounting estimate and are applied prospectively.

GILDAN 2007 ANNUAL REPORT

MD&A

Cotton and Yarn Procurements

We contract to buy cotton and yarn with future delivery dates at fixed prices in order to mitigate the effects of fluctuations in the prices of cotton used in the manufacture of our products. These contracts are not used for trading purposes. We commit to fixed prices on a percentage of our cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, we estimate the costs of cotton and yarn that are not recoverable in future sales of finished goods, and record a charge to earnings.

Income Taxes

We utilize the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our audited Consolidated Financial Statements. We recognize future income tax assets only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized. Our assessment of whether a future income tax asset is more likely than not to be realized is based on estimates of future taxable income in certain jurisdictions and other assumptions.

Our income tax provision is based on domestic laws in the various countries in which we operate as well as applicable international tax treaties. These rules and regulations are subject to interpretation and require estimates and assumptions that may be challenged by taxation authorities. We periodically review our estimates relating to income tax assets and liabilities, and record adjustments as circumstances warrant, such as changes to tax laws and administrative guidance, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within the relevant statutes. The final results of government tax audits and other events may vary materially compared to estimates and assumptions used by management in determining the provision for income taxes and in valuing income tax assets and liabilities, and in such eventualities we may be required to reduce or increase the value of income tax assets and liabilities resulting in a material income tax expense or recovery in future periods.

Business Acquisitions

We account for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. We estimate the fair value of assets and liabilities acquired at date of acquisition using a projected discounted cash flow method and other valuation methods. We make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include projected future cash flows, the number of years used, the discount rate and others.

We believe that our estimates and valuation methods are reasonable. They are consistent with our inherent planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies

Effective at the commencement of our 2007 fiscal year, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, Comprehensive Income, 3251, Equity, 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006 on a prospective basis, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,”

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when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.

As a result of the adoption of these standards, we have classified our cash equivalents as available for sale. We have also classified our accounts receivable as loans and receivables, and our accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of an amount of $26.2 million previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheets. As at October 1, 2006 and September 30, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because we elected not to follow hedge accounting for these derivatives. The adoption of these standards had no impact on the consolidated statement of earnings.

Recent Accounting Pronouncements

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. This Section is effective for fiscal periods beginning on or after October 1, 2007. This new standard relates to disclosure only and will not impact our financial results.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. These Sections are effective for fiscal periods beginning on or after October 1, 2007. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognitions and Measurement. These new standards relate to disclosure and presentation only and will not impact our financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. We have not yet determined what the impact of adopting this standard will have on our consolidated financial statements.

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. It is anticipated that the decision on the changeover date from current Canadian GAAP to IFRS will be made by the CICA by March 31, 2008. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. We are currently assessing the future impact of these new standards on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

 We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $103.9 million in fiscal 2007 (2006 – $100.4 million), along with $0.8 million relating to management fees (2006 – $0.8 million). As at September 30, 2007, we had an outstanding payable to Frontier of $20.1 million (2006 – $18.9 million).

DISCLOSURE CONTROLS

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of September 30, 2007. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of September 30, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Attestation Report of Independent Registered Public Accounting Firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as of September 30, 2007.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2007 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

RISKS AND UNCERTAINTIES

The Company is subject to a variety of business risks. The risks described below are risks that could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial, could also materially and adversely affect our business.

Our ability to implement our strategies and plans

 While we believe we can leverage our existing core competencies and successful business model in the mass-market retail channel, we cannot assure you that we will be successful in the retail channel or in penetrating other international markets.

In addition to our acquisitions of Kentucky Derby and Prewett, we may invest in business acquisitions that we assess to be complementary to our business or that could contribute to the acceleration of our growth strategy, and from which we would expect to realize economic benefits through the integration of such acquisitions into our operations. There can be no assurance that we would be successful in completing such acquisitions or that we would realize the anticipated benefits from acquisitions.

Our industry is competitive

 The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers for the wholesale and retail channels, such as the Fruit of the Loom, Hanes and Jerzees brands. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition. In particular, the U.S. sock industry is subject to global competition, including significant imports from Asia.

Our ability to remain competitive in the areas of price, quality, service, marketing, product development, manufacturing and distribution will, in large part, determine our future success. We cannot assure you that we will be able to continue to compete successfully.

Our industry is subject to pricing pressures

Prices in our industry have been declining over the past several years primarily as a result of passing cost reductions through into lower selling prices. In the future, our financial performance may be negatively affected if we are forced to reduce our prices without a corresponding decrease in production costs, or if our production costs, including the cost of raw materials, increase and we cannot raise our prices.

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Our success depends on our ability to anticipate evolving consumer preferences and trends

While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic, non-fashion apparel products. This could have a material adverse effect on our business, results of operations and financial condition.

Our operations are subject to environmental regulation

We are subject to various environmental and occupational health and safety laws and regulations in our operations in the United States and other jurisdictions in which we operate. Future events, such as:

•	a change in existing laws and regulations;

•	the enactment of new laws and regulations;

•	a release of hazardous substances on or from our properties or any associated offsite disposal location; or

•	the discovery of contamination from current or prior activities at any of our properties may give rise to compliance requirements such as manufacturing interruption or environmental remediation costs that could have a material adverse effect on our business.

We rely on a relatively small number of significant customers

We sell our products to a relatively small number of significant customers totaling approximately 200. In fiscal 2007 our largest customer accounted for 23.1% (2006 – 28.2%) of sales, and our top ten customers accounted for 62.8% (2006 – 66.0%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future. If any of our significant customers substantially reduce their purchases or cease to buy from us and we cannot replace that business with sales to other customers on similar terms, our business could be materially adversely affected.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor customers, there can be no assurance that historic levels of business from any of our customers will continue or increase in the future.

We are exposed to concentrations of credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company invests available cash in short-term deposits with major North American and European financial institutions.

The Company’s extension of credit involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. Adverse changes in our customers’ financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer, all of which could have a material adverse effect on our business, results of operations and financial condition. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss. As at September 30, 2007, the Company’s top ten customers accounted for approximately 61.4% (2006 – 57.0%) of the trade receivable balance of which one customer represented 15.6% (2006 – 18.1%). The remaining trade receivable balance is comprised of a large number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australasia. An allowance for doubtful accounts is maintained for credit losses consistent with the credit risk, historical trends, general economic conditions and other available information.

We are subject to international trade regulation

There exist a number of regional trade agreements and programs, such as the North American Free Trade Agreement (NAFTA), the Caribbean Basin Trade Partnership Act (CBTPA), the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE) which allow qualifying textiles and apparel from participating countries duty-free access to developed countries’ markets. Two of the newest programs, CAFTA-DR and HOPE, were adopted to strengthen and develop economic relations among countries which are party to the agreement. In addition, the above-mentioned international trade legislation contains provisions that may apply tariffs, quotas and/or safeguards, as necessary.

We have situated our manufacturing facilities in strategic locations to take advantage of these trade liberalization measures, which are intended to position us to be globally competitive. However, any changes to existing international trade legislation, which the Company is currently relying on in conducting its manufacturing operations, may negatively impact our business.

There also exist a number of trade agreements involving various countries engaged in textile manufacturing activities in which the Company currently does not have any operations. Any changes to such agreements or any new trade agreements or legislation, which would allow duty free and/or quota free access of apparel into developed countries, may also negatively impact our operations by enabling the Company’s competitors to have a more effective cost structure.

The textile and apparel industries of developed countries such as Canada, the United States and the European community, have historically received a relatively higher degree of trade protection than other industries. However, since January 2005, quotas on imports of textiles and apparel from member countries of the World Trade Organization (WTO) have been eliminated with the exception of China, which will continue to be subject to quotas on its textile and apparel exports until the end of the 2008 calendar year.

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CAFTA-DR provides for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. The United States is considering such a safeguard against socks imported from Honduras, which, if enacted, could affect our imports of socks from our Honduran sock facility. Under the current legislation, a safeguard under CAFTA-DR may be imposed for a period of up to three years, and may not extend beyond March 31, 2011. While we believe that there is no basis to support a conclusion that sock imports from Honduras have caused or threatened to cause serious damage to the U.S. domestic sock industry, there can be no assurance that the United States will make such a determination nor can there be any assurances that safeguards under CAFTA-DR or other developments in trade legislation would not adversely impact our business.

In addition, the Company is subject to customs audits in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.

We currently pay income tax at a comparatively low effective rate, which could change in the future

The Company’s structure for managing its global sales, marketing, manufacturing and product sourcing operations results in the income generated from its global activities being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates, as well as through the application of income tax treaties between various countries in which the Company operates. The Company also conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company. Although we believe we are in compliance with the underlying rules and regulations with respect to our transfer pricing in the various countries in which we operate, this area of taxation is subject to interpretation and may be challenged by the taxation authorities. We cannot predict the outcome of governmental audits related to this area.

The Company is subject to and is regularly undergoing government audits in the various countries in which it operates. The final result of any audits undertaken by taxation authorities may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision. Depending on the ultimate outcome of any such audit, there may be a material impact on the Company’s consolidated income tax provision and its income tax assets and liabilities. The Company operates under free trade and export processing zones in various countries in Central America and the Caribbean Basin. Under the free trade zone rules, the Company is not subject to income tax in these countries. Any changes to the free trade zone rules or the free trade zone status of any one of the countries in which we operate may adversely impact the effective income tax rate of the Company.

Any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, may also adversely impact the effective income tax rate of the Company.

The price of the raw materials we buy is prone to significant fluctuations and volatility

Cotton and polyester fibres are the primary raw materials used in the manufacture of our products. We also purchase chemicals, dyestuffs and trims through a variety of suppliers. The Company purchases cotton and polyester fibres through its yarn-spinning joint venture, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibres. The price of cotton fluctuates and is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence the prices of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims. The Company enters into futures contracts and makes other arrangements to establish firm prices for cotton and cotton yarn for which it will ultimately take delivery in advance in order to mitigate the effect of price fluctuations. For future deliveries with a fixed price, the Company will not be able to benefit from price decreases but will be protected against price increases. Conversely, in the event that we have not entered into sufficient cotton futures contracts or made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases.

Without taking into account the impact of futures contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $3.9 million, at estimated current production levels. The ultimate effect of this change on the Company’s earnings cannot be quantified, as the relationship between movements in cotton prices and movements in industry selling prices cannot be predicted with any certainty. However, a dramatic increase in the price of cotton could have a material adverse effect on our business, results of operations and financial condition if the increase or part of the increase could not be mitigated through higher industry selling prices.

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Our operations are subject to political, social and economic risks

The majority of our products are now manufactured and sewn in Central America and the Caribbean Basin. Some of the countries in which we operate have experienced political, social and economic instability in the past, and we cannot be certain of their future stability.

Events that could disrupt our supply chain, interrupt production at our facilities, increase our cost of sales or result in capital expenditures include:

•	political instability, labour unrest, war or terrorism;

•	disruptions in shipping and freight forwarding services;

•	interruptions in the availability of basic services and infrastructure, including power and water shortages; and

•	fire or natural disasters, such as hurricanes, floods and earthquakes.

Such conditions or events, whether or not covered by our insurance policies, could have material adverse effects on our business, results of operations and financial condition.

Our industry is subject to fluctuations in sales demand

Demand for our products may vary from year to year. We must appropriately balance our inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery. If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business, results of operations or financial condition.

On the other hand, we are also exposed to loss of sales opportunities if we underestimate market demand and produce too little inventory for any particular period to satisfy our customers’ demand for our products. Customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us, which would have a negative impact on our business, results of operations or financial condition.

Our business operations significantly rely on our information systems

We depend on information systems to purchase raw materials and supplies, schedule and manage production, process transactions, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches or other causes. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays that could have a material adverse effect on our business, results of operation and financial condition.

Foreign currency risk

The functional and reporting currency of the Company is the US dollar. The majority of the Company’s sales revenues are denominated in US dollars, while a significant portion of its manufacturing operations are located outside the United States, and its corporate head office is located in Canada. The Company is therefore exposed to the effects of changes in foreign currency (non-U.S. dollar) exchange rates. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Honduras Lempira, the Dominican Republic Peso, the British Pound and the Euro exchange rates. Significant fluctuations in these exchange rates versus the U.S. dollar could materially impact our future results of operations.

Our operations could be affected by changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ more than 15,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and hour laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing labour disruptions, such as strikes or work stoppages. If labour relations were to change or deteriorate, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical

We are committed to ensuring that all of our manufacturing facilities comply with our strict internal Code of Conduct, local and international laws, and the codes to which we subscribe, including those of Worldwide Responsible Apparel Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors to complement our vertically-integrated production. We have an internationally respected Director of Corporate Social Responsibility who is developing and implementing the Company’s compliance programs, including a comprehensive program of training and auditing at our Company-owned and contractor facilities. However, if one of our own manufacturing operations or one of our third-party contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could tarnish our reputation or result in a loss of sales that could have a material adverse effect on our business, results of operations and financial condition.

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We depend on key management

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.

RECONCILIATION AND DEFINITION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 27, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)

2007	Audited			Adjusted

Sales	964.4			964.4
Cost of sales	655.3			655.3

Gross profit	309.1			309.1
Selling, general and administrative expenses	110.9			110.9
Restructuring and other charges	28.0	(28.0	)(1)	–

	170.2	28.0		198.2
Depreciation and amortization	38.8			38.8
Interest, net	4.9			4.9
Non-controlling interest in income of consolidated joint venture	1.3			1.3

Earnings before income taxes	125.2	28.0		153.2
Income tax (recovery) expense	(4.8)	0.7	(1)	(4.1)

Net earnings	130.0	27.3		157.3

Basic EPS	1.08	0.22		1.30
Diluted EPS	1.07	0.22		1.29

Certain minor rounding variances exist between the financial statements and this summary.

(1)	Adjustment to remove restructuring and other charges, and the income tax effect thereon. See page 27.

(in $ millions, except per share amounts)

2006	Audited			Adjusted

Sales	773.2			773.2
Cost of sales	521.1			521.1

Gross profit	252.1			252.1
Selling, general and administrative expenses	84.4			84.4
Restructuring and other charges	20.4	(20.4	)(1)	–

	147.3	20.4		167.7
Depreciation and amortization	32.4			32.4
Interest, net	3.1			3.1
Non-controlling interest in income of consolidated joint venture	0.2			0.2

Earnings before income taxes	111.6	20.4		132.0
Income tax expense	4.8	0.4	(1)	5.2

Net earnings	106.8	20.0		126.8

Basic EPS	0.89	0.17		1.06
Diluted EPS	0.88	0.17		1.05

Certain minor rounding variances exist between the financial statements and this summary.

(1)	Adjustment to remove restructuring and other charges, and the income tax effect thereon. See page 27.

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Adjusted Net Earnings and Adjusted Diluted EPS

 (in $ millions, except per share amounts)

2005	Audited			Adjusted

Sales	653.9			653.9
Cost of sales	450.6			450.6

Gross profit	203.3			203.3
Selling, general and administrative expenses	73.8			73.8
Restructuring and other charges	11.8	(11.8	)(1)	–

	117.7	11.8		129.5
Depreciation and amortization	25.6			25.6
Interest, net	4.6			4.6
Non-controlling interest in income of consolidated joint venture	0.1			0.1

Earnings before income taxes	87.4	11.8		99.2
Income tax expense	1.4	3.9	(1)	5.3

Net earnings	86.0	7.9		93.9

Basic EPS	0.72	0.06		0.78
Diluted EPS	0.72	0.06		0.78

Certain minor rounding variances exist between the financial statements and this summary.

(1)	Adjustment to remove restructuring and other charges, and the income tax effect thereon. See page 27.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impacts of restructuring and other charges, as discussed on page 27. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)

	2007	2006	2005

Net earnings	130.0	106.8	86.0
Restructuring and other charges	28.0	20.4	11.8
Depreciation and amortization	38.8	32.4	25.6
Interest, net	4.9	3.1	4.6
Income tax (recovery) expense	(4.8)	4.8	1.4
Non-controlling interest in income of consolidated joint venture	1.3	0.2	0.1

EBITDA	198.2	167.7	129.5

Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)

	2007	2006	2005

Cash flows from operating activities	91.2	94.7	93.2
Cash flows used in investing activities	(134.7)	(96.1)	(83.8)
Add back:
Acquisition of Kentucky Derby	–	19.9	–

Free cash flow	(43.5)	18.5	9.4

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and (Net Indebtedness)

Cash in Excess of Debt

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)

	2007	2006	2005

Bank indebtedness	–	(3.5)	(4.0)
Current portion of long-term debt	(3.7)	(21.8)	(19.8)
Long-term debt	(56.0)	(12.0)	(27.3)

Total indebtedness	(59.7)	(37.3)	(51.1)
Cash and cash equivalents	9.3	29.0	69.8

(Net indebtedness) Cash in excess of debt	(50.4)	(8.3)	18.7

Certain minor rounding variances exist between the financial statements and this summary.

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FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of this MD&A, beginning on page 38, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

•	the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

•	the intensity of competitive activity;

•	changes in environmental, tax, trade and other laws and regulations;

•	our ability to implement our strategies and plans;

•	our ability to complete and successfully integrate acquisitions;

•	our reliance on a small number of significant customers;

•	changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

•	our customers do not commit to minimum quantity purchases;

•	the seasonality of our business;

•	our ability to attract and retain key personnel;

•	high reliance on computerized information systems;

•	changes in accounting policies and estimates; and

•	disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

December 14, 2007

GILDAN 2007 ANNUAL REPORT